UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14F-1

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

Commission File Number 000-10822

Intelligent Communication Enterprise Corporation
(Exact name of registrant as specified in its charter)

Pennsylvania	25-1229323
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

75 High Street
Singapore	179435
(Address of principal executive offices)	(Zip Code)

+65 6595-6637
(Registrant’s telephone number)

n/a
(Former name, former address and former fiscal year, if changed since last report)

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY.  NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

NOTICE OF CHANGE IN THE
MAJORITY OF THE BOARD OF DIRECTORS

INTRODUCTION

This information statement is being mailed on or about November 30, 2012, to holders of record as of the close of business on November 14, 2012, of the common stock of Intelligent Communication Enterprise Corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.  The information statement is required because the Company has entered into an agreement with the stockholders of One Horizon Group, Plc, a United Kingdom company (“One Horizon”), that has resulted in the issuance of more than 17 billion shares of the Company’s common stock in exchange for all of the issued and outstanding shares of One Horizon (the “Share Exchange”).  As a result of the Share Exchange, the former One Horizon stockholders now hold more than 96% of the Company’s common stock.  In connection with this transaction, there will be an appointment of new directors who will constitute a majority of the directors of the Company.

The One Horizon Transaction

On October 12, 2012, the Company entered into an Agreement of Securities Exchange and Plan of Reorganization with One Horizon.  Under the agreement, the Company offered the One Horizon stockholders 175.14 shares of the Company’s common stock for each share of One Horizon stock.  The transaction was negotiated based upon an agreed valuation of One Horizon at approximately $196 million.

One Horizon develops application platforms that are designed to optimize communications over the Internet by using bandwidth more efficiently and by giving users more control over how much data they consume.  The Company anticipates focusing on One Horizon’s Voice Over Internet Protocol (VOIP) business.

The share exchange was closed on November 30, 2012.  In connection with the Share Exchange, (i) the Company’s board of directors accepted the resignation of the Company’s executive officers and appointed the officers of One Horizon to serve as the Company’s executive officers immediately afterward (ii) each of the Company’s directors submitted his resignation effective 10 days following the filing with the Securities and Exchange Commission and mailing to the Company’s stockholders of this information statement (the “Filing/Mailing Date”), and (iii) 10 days following the Filing/Mailing Date, the Company’s directors will increase the size of the Board to seven members and appoint the three current directors of One Horizon to fill the vacancies resulting from the increase in the size of the Board, and the resignations of the Company’s incumbent directors will become effective.

VOTING SECURITIES

As of the date of this information statement, the authorized capital stock of the Company consists of 250,000,000,000 shares of common stock, par value $0.001 per share, of which 18,549,506,676 shares are issued and outstanding.

Each share of common stock is entitled to one vote on all matters to be acted on by the Company’s stockholders.

DIRECTORS AND OFFICERS

Resignation and Appointment of Officers

On November 30, 2012, immediately following the closing of the Share Exchange, the Company accepted the resignations of Victor Jeffery, its Chief Executive Officer, and Sarocha Hatthasakul, its Chief Financial Officer, and appointed the following persons as the Company’s executive officers:

Mark White, 52 years old, was appointed Chief Executive Officer of the Company.  Prior to his appointment as Chief Executive Officer, Mr. White served as the Chief Executive Officer of One Horizon since 2004.  His entrepreneurial career in the distribution of electronic equipment and telecommunications spans over 20 years.  He founded Next Destination Limited in 1993, the European distributor for Magellen GPS and satellite products, and sold the business in 1997.  Prior to that, Mr. White was Chief Executive Officer for Garmin Europe, where he built up the company’s European distribution network.  He previously sold Garmin’s GPS products through Euro Marine Group Ltd, a company he formed in 1990, which established distribution in Europe for U.S. manufacturers of marine electronic equipment.  Earlier in his career, Mr. White was the Sales Director for Cetrek Limited, a maritime autopilot manufacturer.

Martin Ward, 55 years old, was appointed Chief Financial Officer of the Company.  Prior to his appointment as Chief Financial Officer, Mr. Ward served as the Chief Financial Officer and Company Secretary of One Horizon since 2004.  Prior to joining One Horizon, Mr. Ward was a partner at Langdowns DFK, a United Kingdom-based chartered accountancy practice.  Earlier in his career, between 1983 and 1987, he worked for PricewaterhouseCoopers.  Mr. Ward is a fellow of the Institute of Chartered Accountants of England and Wales.

Brian Collins, 44 years old, was appointed Vice President and Chief Technology Officer.  Prior to his appointment as Vice President and Chief Technology Officer, Mr. Collins served as Chief Technology Officer of One Horizon since 2010, following the acquisition by One Horizon of Abbey Technology, a company that was founded by Mr. Collins.  He has over 20 years’ experience in the technology sector with a background in software engineering.  Abbey Technology developed software systems for the Swiss banking industry.  Prior to this, he worked for Credit Suisse First Boston Equities in Zürich.  Earlier in his career, between 1993 and 1996, he worked for Sybase in California and Amsterdam.  Mr. Collins holds a BSc Hons in Computer Systems from the University of Limerick, Ireland.  He also completed further software research at International Computers Limited.

Change in the Majority of the Board of Directors

Ten days after the Filing/Mailing Date, (i) the four current members of the Company’s board of directors will act to expand the size of the board of directors to seven members and appoint Messrs. White, Ward, and Collins to fill the vacancies created by the expansion in the size of the board of directors, and (ii) the resignations of the four current directors will become effective.

The current board determined that Mr. White’s day-to-day leadership of One Horizon provides him with intimate knowledge of the Company's operations following the closing of the Share Exchange. The board also determined that Mr. White’s extensive operational and senior executive experience at other technology companies, including experience as a chief executive officer, as well as his experience as a director of an AIM-listed company will add substantial value to the board and the Company.

The current board determined that Mr. Ward’s background and experience as the Chief Financial Officer of One Horizon, his deep knowledge of the Company’s operations following the closing of the Share Exchange, and his prior experience as a director of an AIM-listed company will allow him to contribute significantly to the board and the Company.

The current board determined that Mr. Collins’ background and experience as the Chief Technology Officer of One Horizon, his experience founding and working at technology companies and his extensive knowledge of software engineering will allow him to contribute significantly to the board and the Company.

Current Directors and Executive Officers

The following table sets forth the names, positions, and ages of the Company’s current executive officers and directors.  The Company’s directors hold office until the earlier of their death, resignation, or removal or until their successors have been duly elected and qualified.  The Company’s officers hold office for such terms as may be prescribed by the bylaws or determined by the board of directors.  An officer holds office after the expiration of his term until a successor is chosen or until his resignation or removal before the expiration of his term:

Name	Age	Title	Tenure

Mark White	52	Chief Executive Officer	11/30/12 to date
Martin Ward	55	Chief Financial Officer	11/30/12 to date
Brian Collins	44	Vice President and Chief Technical Officer	11/30/12 to date
Victor Jeffery	61	Director	1/20/12 to date
Viji Rajasundram	52	Director	1/17/11 to date
Nelson Wu	37	Director	4/24/10 to date
Michael Hosking	53	Director	5/12/10 to date

The biographies for Messrs. White, Ward, and Collins are provided above.

Victor Jeffery, 61 years old, became a director on January 20, 2012.  Mr. Jeffery has over 21 years of experience throughout Asia.  He began his businesses with book and magazine publishing in Hong Kong, and he has resided in the Philippines, Malaysia, Hong Kong, and Singapore.  As founder and managing director of Chelsea Media Ltd., he worked on the launch of HSBC’s customer loyalty magazine “Select” for its Privilege Customer account holders.  He has worked on branding programs for entities including American Express, Coke, HSBC, Shangri–la, AIA, Visa, McDonalds, and many others.  His Hong Kong-based company is the exclusive worldwide marketing representative for Cathay Pacific and Dragon Air in-flight magazines.  Mr. Jeffery has served as our Editor-in-Chief of Modizo since September 2011.

Nelson Wu, 37 years old, was appointed as a director on April 21, 2010, by the Company’s board of directors.  Mr. Wu is currently General Manager – Business Development at Singapore-based, Hin Leong Trading Pte Ltd, a major oil trading company.  Prior to joining Hin Leong, Mr. Wu was with Singapore-based CapitaLand Group of Companies since early 2004, first in business development at Raffles Holdings and later with the corporate planning portfolio at CapitaLand headquarters.  During his time at CapitaLand, he was responsible for business planning, performance management, and competitive intelligence, together with providing assistance to the president and chief executive officer on strategic matters.  He was also responsible for incubating new business areas for strategic growth.  Prior to joining CapitaLand, Mr. Wu worked with the Government of Singapore, first with the Ministry of Law and then, its subsidiary, Statutory Board, Singapore Land Authority.  Mr. Wu graduated from the University of Reading and holds an MSc in Real Estate Finance & Economics.  He also holds a degree in Construction Management from Heriot-Watt University in Edinburgh.  Mr. Wu is a member of several civic and social organizations in Singapore.  He was endorsed by the Ministry of Community, Youth & Sports and has been the President for Singapore Baseball & Softball Association since April 2008.

Michael Hosking, 53 years old, was appointed as a director on May 12, 2010, by the Company’s board of directors.  Mr. Hosking is co-founder and Managing Director of Midas Promotions Pte Ltd, a leading promoter of international artists in countries from the Middle East to Asia Pacific.  Mr. Hosking has been instrumental in hosting the A-Z of artists, from Avril Lavigne to Westlife, and a roll of unsurpassed performers, including Michael Jackson, Beyoncé, and Black Eyed Peas.  One of Mr. Hosking’s successes was the launch of the music festival Singfest in 2007, which has since become a well-known brand and a popular music event in Southeast Asia.  Mr. Hosking has been involved in the music industry for many years and with this experience has been invited to attend many music conferences around the world, both as a guest and in many instances a key speaker.  He has been on many panels and is highly regarded.  The board believes Mr. Hosking’s experiences in the entertainment business will be of significant value to the Company, particularly to Modizo.  Mr. Hosking currently resides in Phuket, Thailand.

Viji Rajasundram, 52 years old, was appointed as a director and General Manager – Modizo on January 17, 2011, by the Company’s board of directors.  Mr. Rajasundram has over 20 years of experience in the technology field and has worked in Malaysia, the Philippines, Singapore, and the United States.  He was previously employed by Scicom (MSC) Berhad, holding the following positions during that employment:  Chief Operating Officer, Technology Solutions from September 2009-November 2010; Chief Technology Officer / Chief Information Officer from December 2008-September 2009; Senior Vice President, Technology Division from September 2005-December 2008; and Vice-President, Technology Division from May 2005-September 2005.  Before Scicom, Mr. Rajasundram was employed as a principal consultant by Serendip Management Services, Kuala Lumpur, Malaysia, from April 2001-May 2005.  Mr. Rajasundram has a degree in computer science from Deakin University in Australia and a Masters in Business Administration (magna cum laude) from Boston University.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act and the rules thereunder require the Company’s officers and directors, and persons that own more than 10% of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and to furnish the Company with copies.  Based solely on the Company’s review of the copies of the Section 16(a) forms received by it, or written representations from certain reporting persons, the Company believes that, during the last fiscal year and prior fiscal years, none of its officers, directors, and greater than 10% beneficial owners during the last fiscal year complied with applicable Section 16(a) filing requirements.

Approval of Transactions with Related Persons

The Company’s policy with respect to transactions with related persons is that all such transactions must be approved in advance by its board of directors, although the Company has no written policy to that effect.

Board Leadership Structure

The Company’s board of directors has never designated any one person as chairman.  The Company’s chief executive officer has typically served on its board of directors, and as a practical matter has usually acted as chairman of board meetings.

Audit Committee Information

The Company’s board of directors does not have a separate audit committee.  Given the small size of the Company’s board and the limited number of independent directors over the Company’s history, the board of directors has determined that it is appropriate for the entire board to act as the audit committee, which has resulted in the directors who are also executive officers serving on its audit committee.  The Company’s board of directors has not adopted a charter for the audit committee.  The Company does not have a financial expert, as that term is defined in Item 407(d)(5) of Regulation S-K, on its board.

In connection with the Company’s audited financial statements for the fiscal year ended December 31, 2011, the board of directors, acting as the audit committee, reviewed and discussed the audited financial statements with management; discussed with the Company’s independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board (“PCAOB”) in Rule 3200T; received the written disclosures and the letter from the independent accountant required by applicable requirements of the PCAOB regarding the independent accountant’s communication with the audit committee concerning independence, and discussed with the independent accountant the independent accountant’s independence. Messrs. Hosking and Wu were unable to participate in those discussions.  Based on the review and reports of the discussions above, the whole board of directors, acting as the audit committee, determined to include the audited financial statements in the Company’s annual report on Form 10-K.

The foregoing has been furnished by:	Victor Jeffery
Nelson Wu
Michael Hosking
Viji Rajasundram

Nominating Committee

The Company’s board of directors does not have a separate nominating committee.  Given the small size of the Company’s board and the limited number of independent directors over the Company’s history, the board of directors has determined that it is appropriate for the entire board to act as the nominating committee, which has resulted in the directors who are also executive officers serving on its nominating committee.  The Company’s board of directors has not adopted a charter for the nominating committee.  The Company’s board of directors has never adopted a policy concerning the nomination of directors or consideration of director candidates recommended by security holders.  Historically, the Company has identified potential nominees from people known to its directors and officers who had knowledge and experience relevant to the Company’s business.

Compensation Committee

The Company’s board of directors does not have a separate compensation committee.  Given the small size of the Company’s board and the limited number of independent directors over the Company’s history, the board of directors has determined that it is appropriate for the entire board to act as the compensation committee.  The Company’s board of directors has not adopted a charter for the compensation committee.  Historically, the Company has never used a compensation consultant.  Executive officer and director compensation has been established following negotiations between the executive officers and the other members of the board of directors, within the limits imposed by the Company’s financial circumstances.

Compensation Committee Interlocks and Insider Participation

No member of the Board of Directors or executive officer of the Company has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company’s Board of Directors.

Independent Directors

Under the definition of independent directors found in Nasdaq Rule 5606(a)(2), which the Company has chosen to apply, two of the Company’s current directors are considered independent.  Applying the same definition, none of the three directors who will be appointed 10 days after the Filing/Mailing Date will be considered independent.

Stockholder Communications

The Company has not established a formal process for stockholders to send communications to the board of directors.  Historically, such a policy has seemed unnecessary in light of the limited number of communications the Company has received from its stockholders.

Board Meetings and Annual Meeting Attendance

During the fiscal year ended December 31, 2012, the Company did not hold any formal meetings of the board of directors, but acted by unanimous written consent.  The Company does not have a policy concerning the attendance of its directors at annual meetings of its security holders, and the Company did not have an annual meeting of its security holders in the fiscal year ended December 31, 2012.

EXECUTIVE COMPENSATION

The following table sets forth, for each of the Company’s last three completed fiscal years, the dollar value of all cash and noncash compensation earned by any person who was the Company’s principal executive officer during the preceding fiscal year and each of the Company’s other highest compensated executive officers earning more than $100,000 during the last fiscal year (together, the “Named Executive Officers”):

Name and Principal Position	Year Ended Dec. 31	Salary ($)	Bonus ($)	Stock Award(s) ($)	Option Awards ($)	Non- Equity Incentive Plan Compen- sation	Change in Pension Value and Non- Qualified Deferred Compen- sation Earnings ($)	All Other Compen- sation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Victor Jeffery, CEO(1)	2011	110,000	--	--	--	--	--	--	110,000

Bala Balamurali, CEO(2)	2011	150,000	--	--	--	--	--	--	150,000
	2010	307,230	--	--	--	--	--	--	307,230

Viji Rajasundram(3)	2011	177,502	--	--	--	--	--	---	177,502

Luther L. Jao, CEO(4)	2011	30,000	-	-	-	-	-	-	30,000
	2010	105,000	--	--	10,221	--	--	--	115,221
	2009	17,500	--	--	31,765	--	--	--	49,265

Kenneth G.C. Telford(5)	2010	50,000	--	--	--	--	--	--	50,000
CFO(6)	2009	106,000	--	--	31,765	--	--	--	137,765

Stephen Cutler, CEO(6)	2009	80,000	--	--	--	--	--	--	80,000

(1)
Mr. Jeffery was appointed the Company’s chief executive officer effective June 1, 2011.  Of his remuneration as CEO, $85,000 was paid in shares of the Company’s stock.  Prior to his appointment, Mr. Jeffery served as editor-in-chief, for which he was paid $31,250 in shares of the Company’s stock.

(2)	Mr. Balamurali was appointed the Company’s chief executive officer effective December 31, 2010, and resigned effective June 1, 2011.

(3)	Mr. Rajasundram was appointed general manager - Modizo on January 17, 2011. Of his compensation, $144,193 was paid in shares of the Company’s stock.

(4)	Mr. Jao was appointed the Company’s chief executive officer effective September 14, 2009, and resigned effective December 31, 2010. Mr. Jao was paid a severance bonus in 2011.

(5)	Mr. Telford was appointed the Company’s chief financial officer March 18, 2008, and resigned effective May 25, 2010.

(6)	Mr. Cutler was appointed the Company’s chief executive officer effective April 30, 2008, and resigned effective September 14, 2009.

Outstanding Equity Awards at 2011 Year-End

None of the Company’s Named Executive Officers had any outstanding equity awards as of December 31, 2011.

Director Compensation

The following table sets forth the compensation awarded to each of the Company’s directors in 2011:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compen- sation ($)	Total ($)
Victor Jeffery	--	--	--	--	--	--	--
Bala Balamurali	--	--	--	--	--	--	--
Nelson Wu	-	75,000	--	--	--	--	75,000
Michael Hosking	-	75,000	--	--	--	--	75,000
Viji Rajasundram	-	-	-	-	-	-	-

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND
RELATED STOCKHOLDER MATTERS

The following table sets forth certain information, as of November 30, 2012, with respect to the beneficial ownership of the Company’s outstanding common stock by: (i) any holder of more than 5%; (ii) each of the Named Executive Officers, directors, and those persons who will be appointed as directors director nominees; and (iii) the Company’s directors, director nominees, and Named Executive Officers as a group, based on 18,549,506,676 shares of common stock outstanding.  Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned:

Name of Person or Group	Nature of Ownership	Amount	Percent

Principal Stockholders:
Mark White	Common Stock	3,935,921,220	20.45
Unit 3, the Woodford Centre Lysander Way Old Sarom Salisbury Wiltshire SP4 6BU United Kingdom

Martin Ward	Common Stock	1,866,817,260	9.70
Unit 3, the Woodford Centre Lysander Way Old Sarom Salisbury Wiltshire SP4 6BU United Kingdom

Brian Collins	Common Stock	3,935,921,220	20.45
Unit 3, the Woodford Centre Lysander Way Old Sarom Salisbury Wiltshire SP4 6BU United Kingdom

Alexandra M. Johnson	Common Stock	1,866,817,260	9.70
11 Washern Close
Wilton Salisbury
SP2 0LX
United Kingdom

Adam C. Thompson	Common Stock	1,866,817,260	9.70
2250 Skyview Lane
Harleysville, PA 19438
United States of America

Named Executive Officers and Directors:
Mark White	Common Stock	3,935,921,220	20.45
Unit 3, the Woodford Centre Lysander Way Old Sarom Salisbury Wiltshire SP4 6BU United Kingdom

Name of Person or Group	Nature of Ownership	Amount	Percent

Martin Ward	Common Stock	1,866,817,260	9.70
Unit 3, the Woodford Centre Lysander Way Old Sarom Salisbury Wiltshire SP4 6BU United Kingdom

Brian Collins	Common Stock	3,935,921,220	20.45
Unit 3, the Woodford Centre Lysander Way Old Sarom Salisbury Wiltshire SP4 6BU United Kingdom

Victor Jeffery(1)	Common Stock	57,872,136	*
75 High Street Singapore 179435

Nelson Wu	Common Stock	2,938,932	*
75 High Street Singapore 179435

Michael Hosking	Common Stock	2,938,932	*
75 High Street Singapore 179435

Viji Rajasundram	Common Stock	4,229,610	*
75 High Street Singapore 179435

Executive Officers and Directors as a Group (3 persons)(2):	Common Stock
	Total	9,738,659,700	52.50%
_______________
*	Less than 1%.
(1)	48,471,812 shares of common stock are held by Mr. Jeffery’s wife and 4,666,667 shares are held by Mr. Jeffery’s son.
(2)	This line shows the ownership of those persons who will be executives of the Company 10 days following the Filing/Mailing Date.

Equity Compensation Plan

The Company has authorized securities for issuance under equity compensation plans that have not been approved by the stockholders, but none under equity compensation plans that were approved by the stockholders.  The following table shows the aggregate amount of securities authorized for issuance under all equity compensation plans as of December 31, 2011:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders	--	--	--

Equity compensation plans not approved by security holders	2,184	$0.008	--

Total	2,184	$0.008	--

All of these options are vested, have an exercise price of $0.008, and expire in 2012.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

In March 2012, the Company issued 61,471,814 shares of its common stock to Clarita Jeffrey, the wife of its then-chief executive officer and director Victor Jeffery, as the purchase price for Global Integrated Media, Ltd.  At the time of the transaction, the Company and Mrs. Jeffrey agreed upon a valuation for Global Integrated Media, Ltd. of $1,383,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant

INTELLIGENT COMMUNICATION ENTERPRISE CORPORATION

Date: November 30, 2012	By:	/s/ Victor Jeffery
Victor Jeffery, Director